CAMERA PLATFORMS INTERNATIONAL, INC. AND SUBSIDIARIES

EXHIBIT 21.1

                           SUBSIDIARIES OF REGISTRANT

As of December 31, 2001 Camera Platforms International, Inc., had two wholly owned subsidiaries, Shotmaker Dollies, Inc., and Shotmaker Sound Inc., both of which are incorporated in the State of California.